INSIDER REPORT
(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed. The personal information requested on this form is collected under the authority of ... securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA ... requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 267 of the CBCA. All information ... public. Federally, this information will be stored in personal information bank number CC/P-PU-062. In British Columbia, if you have questions about how the freedom of information legislation ... collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RIPPED CANADA ARTISTS INC.

SEC # 82 - 5124

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LA[redacted] REPORT FIL[redacted] — DAY MONTH YEAR: ...5 / 1 / 01

OR

IF INITIAL RE[redacted] DATE ON WHI[redacted] BECAME AN I[redacted]

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☒

SUPPL

02028234

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

PROCESSED
APR 19 2002
THOMSON FINANCIAL

FAMILY NAME OR CORPORATE NAME: CURRAH
GIVEN NAMES: ANDREW
NO.: 2048 STREET: SENECA DRIVE APT.:
CITY: OAKVILLE
PROV.: ONTARIO POSTAL CODE: L6L-1A9
BUSINESS TELEPHONE NUMBER: 416-363-2114
BUSINESS FAX NUMBER: 416-363-9982
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☒

BEST AVAILABLE COPY

BOX 4. JURISDICTION(S) WHERE THE IS... REPORTING ISSUER OR THE EQ...

- ☐ ALBERTA
- ☐ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFO...
- ☐ NOVA S...
- ☒ ONTARIO
- ☐ QUEBEC
- ☐ SASKATC...
- ☐ UNITED S...
  - ☐ NASD
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS ... ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHEREOF OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	678,350	11 14 01	10	5000		.05	✓			
"	683,350	11 21 01	10		10,000	.23				
"	673,350	11 22 01	10		29,700	.34				
"	679,350	11 26 01	10	6,000		.10	✓			
"	659,350	12 03 01	10		20,000	.35				
"	647,850	12 03 01	10		11,500	.13	✓			
"	657,850	12 05 01	10	10,000		.26				

02 APR -3 AM 8:...

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

DYE & DURHAM CO. INC.

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

page 1 of 4

4/10

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in wh... is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW CURRAH

SIGNATURE: [signature]

DATE OF THE REPORT — DAY MONTH YE...: 19 03 02

BEST AVAILABLE COPY

IDER REPORT
(instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information ... Act. Under the CBCA the information ... securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. ... All information contained in this form will be made available ... requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. ... public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

(2)

NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RIPPED CANADA ARTISTS INC.

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CURRAH

GIVEN NAMES: ANDREW

NO.: 2048 STREET: SENECA DRIVE APT.:

CITY: OAKVILLE

PROV.: ONTARIO POSTAL CODE: L6L 1A9

BUSINESS TELEPHONE NUMBER: 416-363-2114

BUSINESS FAX NUMBER: 416-363-9982

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BEST AVAILABLE COPY

BOX 4. JURISDICTION(S) WHERE THE IS... REPORTING ISSUER OR THE EQ...

- [ ] ALBERTA
- [ ] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFO...
- [ ] NOVA S...
- [X] ONTARI...
- [ ] QUEBEC
- [ ] SASKAT...
- [ ] UNITED S...
  - [ ] NASI...
  - [ ] SEC

INSIDER DATA

...TIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 05 11 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

...NGE IN ...TIONSHIP ...M LAST REPORT: [ ] YES [X] NO

INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ ...GNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHEREOF OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
...MMON SHARES	657,850	12 06 01	10		11,500	13	✓			
"	646,350	12 24 01	10	10000		21				
"	656,350	12 24 01	10	1,500		20				
"	657,850	12 26 01	10	10,000		10	✓			
"	667,850	12 26 01	10	10,000		10½	✓			
"	677,850	12 26 01	10	10,000		11	✓			
"	687,850	12 27 01	10	6,000		25				

...CHMENT [ ] YES [ ] NO

...orm is used as a uniform report for the insider reporting requirements ... all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations* ... *Insurance Companies Act*, *Trust and Loan Companies Act* and ...*da Business Corporations Act*. The terminology used is generic to ...mmodate the various Acts.

...ESPONDENCE [✓] ENGLISH [ ] FRENCH

...A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

...URHAM CO. INC.

BOX 6. REMARKS

page 2 of 4

BEST AVAILABLE COPY

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in wh... is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW CURRAH

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 19 03 02

(See instructions on the back of this report)

requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

(4)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RIPPED CANADA ARTISTS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 05 11 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [X]

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CURRAH

GIVEN NAMES: ANDREW

NO.: 2048 STREET: SENECA DRIVE APT.:

CITY: OAKVILLE

PROV.: ONTARIO POSTAL CODE: L6L-1A9

BUSINESS TELEPHONE NUMBER: 416-363-2114

BUSINESS FAX NUMBER: 416-363-9982

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [X]

BEST AVAILABLE COPY

BOX 4. JURISDICTION(S) WHERE THE REPORTING ISSUER OR THE ...

[ ] ALBERTA
[ ] BRITISH COLUMBIA
[ ] FEDERAL
[ ] BANK ACT
[ ] CCAA
[ ] ICA
[ ] TLCA
[ ] CBCA
[ ] MANITOBA
[ ] NEW...
[ ] NOVA...
[X] ONTA...
[ ] QUEB...
[ ] SASK...
[ ] UNITE...
[ ] NA...
[ ] SE...

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHEREOF OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	732,550	31 01 02	10	10,000		.04½	✓			
COMMON SHARES	738,550	11 02 02	10	6,000		.20				
COMMON SHARES	743,550	15 02 02	10	5,000		.06	✓			

ATTACHMENT [ ] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

DYE & DURHAM CO. INC.

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

Page 4 of 4

BEST AVAILABLE COPY

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW CURRAH

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH ...): 19 03 ...